Filed by GenVec, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: GenVec, Inc

Commission File No. 333-105320

                This filing relates to a proposed merger between GenVec, Inc. ("GenVec") and Diacrin, Inc. ("Diacrin") pursuant to the terms of an Agreement and Plan of Reorganization and an Agreement and Plan of Merger, each dated as of April 14, 2003 by and between GenVec and Diacrin.

                On June 5, 2003, GenVec made the following presentation:

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GENVEC

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Needham & Co.

Second Annual Biotechnology Conference

June 5, 2003

GENVEC

Forward-Looking Statements

The presentations made during this meeting and other statements by GenVec may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the pending merger with Diacrin, product candidates under development, future expenses, future levels of available cash and investments, and other future financial or business performance, conditions, strategies, expectations or goals.  All statements that are not descriptions of historical facts are forward-looking statements, based on management’s estimates, assumptions and projections that are subject to risks and uncertainties.  These statements can generally be identified by the use of forward-looking terminology such as “believes,” “expects,” “intends,” “may,” “will,” “should,” or “anticipates” or similar terminology.  Actual results could differ materially from those currently anticipated due to a number of factors, including risks relating to the early stage of product candidates under development; risks relating to GenVec’s ability to identify and enter into agreements with potential collaborative partners; uncertainties relating to clinical trials; dependence on third parties; risks that anticipated reductions in expenses from our reduction in workforce and other cost-cutting efforts will not materialize; uncertainties as to whether our anticipated merger with Diacrin will be consummated and the risk that anticipated economies of scale and other benefits of the merger will not materialize; future capital needs; risks relating to the commercialization, if any, of our product candidates (such as marketing, regulatory, patent, product liability, supply, competition and other risks); and delays in completing the Diacrin merger.  Additional important factors that could cause actual results to differ materially from our current expectations are identified in our SEC filings.  We will not update any forward-looking statements to reflect new, changing or unanticipated events or circumstances that occur after the date on which the statement is made, except as may be required by applicable law or regulation.

Merger: Additional Information

GenVec has filed a registration statement with the SEC under the Securities Act of 1933, which contains a preliminary joint proxy statement/prospectus of GenVec and Diacrin with respect to the merger and the parties also will file other relevant materials with the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENVEC, DIACRIN AND THE MERGER.  The registration statement, joint proxy statement/prospectus and other relevant materials (as they become available), and any other document filed by GenVec and Diacrin with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents (as they are available) filed with the SEC by GenVec by directing a request to: GenVec, Inc., 65 W. Watkins Mill Road, Gaithersburg, MD 20878, Attn: Corporate Secretary.  Investors and security holders may obtain free copies of the documents filed with the SEC by Diacrin by contacting Diacrin at Building 96 13th Street, Charlestown, MA 02129.

GenVec, Diacrin and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of GenVec and Diacrin in favor of the merger.  Information about the executive officers and directors of GenVec and Diacrin their ownership of GenVec common stock and Diacrin common stock is set forth in the registration statement, which was filed with the SEC on May 16, 2003.  Certain directors and executive officers of GenVec and Diacrin may have direct or indirect interests in the merger, which also are described in the registration statement.  Shareholders of GenVec and Diacrin holding approximately 17% and 35% of the respective company’s shares have agreed to vote their shares in favor of the merger.

GenVec

•                  In operation 10 years; 70 employees, Nasdaq: GNVC

•                  Three product candidates in the clinic

•             TNFerade™ for cancer (Phase II)

•             BIOBYPASS® for heart disease (Phase II)

•             AdPEDF for macular degeneration (Phase I)

•                  Vaccine development programs for AIDS and SARS (NIH), malaria and dengue fever (Navy)

•                  Definitive agreement to acquire Diacrin announced April 15, 2003

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SARS Vaccine:

Using GenVec’s Technology Platform

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•                  SARS poses a worldwide health threat

•                  GenVec and NIH expand existing collaboration

•                  Fast and flexible technology attributes

Multiple Product Opportunities

Vaccines	Therapeutics

• AIDS	• Oncology
• SARS	• Heart Disease
• Malaria	• Macular Degeneration
• Dengue Fever

TECHNOLOGY PLATFORM

Core Expertise

Growing The Vaccine Business

VACCINES

• AIDS	NIH (VRC)
• SARS	NIH (VRC)
• Malaria	Navy (MRC)
• Dengue Fever	Navy (MRC)

Fully funded through partnerships

•                  New and expanded development partnerships

•                  Expand existing manufacturing capabilities

•                  Develop new technology and product opportunities

Therapeutic Product Development

• Oncology	TNFerade™
• Heart Disease	BIOBYPASS®
• Macular Degeneration	AdPEDF

Product Portfolio

•                  Focus on TNFerade™

•   commit internal resources

•   seek partners for Europe and Asia

•   Fuso collaboration to develop second generation TNFerade™

•                  Form new partnerships

•   BIOBYPASS®

•   AdPEDF

Technology for Therapeutics and Vaccines

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Locally Administered

TNFerade™ for Oncology

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•                  Intratumoral delivery of TNFα to improve safety and effectiveness

•                  Use with standard of care

•                  Radiation

•                  Chemotherapy

•                  Ongoing Phase II studies

•                  Locally advanced pancreatic cancer

•                  Non-metastatic esophageal cancer

•                  Broad potential use for other cancers

•                  Rectal, head and neck, sarcomas

•                  Palliative treatment

•                  60% of cancer patients receive radiation

TNFerade™ in Combination with Radiation Therapy: Ph I Summary

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Tumor shrinkage demonstrated in 22 of 30 treated and evaluable patients (73% response rate )

Tumor Types Responding:

•                  breast

•                  rectal

•                  melanoma

•                  lung

•                  pancreas

•                  hepatocellular

•                  sarcoma

•                  head/neck

•                  colon

•                  bladder

•                  adrenal

•                  billiary

Phase I Study in Soft Tissue Sarcoma

•                        Well tolerated with no dose limiting toxicities

•                        TNFerade plus radiation resulted in an overall objective tumor response rate of 85% (11 of 13 patients)

•                        100% objective response rate at highest dose of TNFerade™ (6/6)

•                        Complete response in 2 of 13 patients

•                        Very large tumors responded

- Presented at ASCO Annual Meeting, June 2003

Pancreatic Cancer – Patient Stratification

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Pancreatic Cancer: Preliminary Results

•                  TNFerade™ dose escalation phase ongoing

•                  First 17 patients from initial two cohorts (4 x 109, 4 x 1010 pu)

•                  Repeated intratumoral injections of TNFerade combined with continuous infusion 5-FU and radiation were well tolerated.

•                  TNFerade™ administered by endoscopic ultrasound (EUS) or percutaneous injection (PCI)

•                  Local tumor control in 11 of 17 patients (4 PR, 2 MR, 5 SD)

•                  Two patients converted from inoperable to operable disease with negative margins including one complete pathological response

•                  Progressive metastatic disease in 7/17 patients within 3 months

- Presented at ASCO Annual Meeting, June 2003

Ongoing Trial in Esophageal Cancer

•                  TNFerade™ dose escalation phase ongoing

•                  Establish dose when used in combination with radiation therapy, fluorouracil and cis-platinum

Dose	Expected patients	Status
4x10[8] pu	6	4 / 6

4x10[9] pu	6	0 / 6

4x10[10] pu	6	0 / 6

BIOBYPASS® for Coronary Artery Disease (CAD)

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•                  Narrowing of coronary arteries results in poor blood flow

•                  BIOBYPASS® is designed to stimulate new blood vessel formation, and improve blood flow

•                  Positive Phase II data presented at November 2002 AHA Annual Meeting

Randomized, Controlled Phase II Study

•                  Severe heart disease (“no option”) patients

•                  BIOBYPASS® administered directly into the heart muscle

•                  Significant clinical benefits

•                  Exercised longer on treadmill

•                  Exercised longer before EKG changes

•                  Improved quality of life

•                  Well tolerated

•                  No evidence of significant drug related adverse events

•                  Benefits sustained for at least 6 months

- Presented at AHA Annual Meeting, Nov. 2002

Improved Ability to Exercise

Time to Chest Pain

p=0.006          p=0.002

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Total Exercise Duration

p=0.011          p=0.014

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Weeks Post Treatment

BIOBYPASS® for CAD

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•                  Feasibility of catheter-based delivery demonstrated

•                  Form collaboration to advance clinical development

•                  Meet with the FDA on trial design

•                  Initiate randomized, placebo-controlled study using injection catheter

Age-Related Macular Degeneration (AMD)

•                  Wet AMD - growth of tiny blood vessels under the retina that leak fluid, distorting vision and causing scarring.

•                  Over 200,000 Americans have wet AMD

•                  Strong commercial interest in new treatments for AMD

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AdPEDF to Treat AMD

•                  PEDF regulates abnormal blood vessel growth

•                  Effective and well tolerated in preclinical studies

•                  Ongoing Phase I trial in patients with wet AMD

•                  Seeking development partner

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Early Research in Hearing Loss

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GenVec technology used to grow new hair follicles in inner ear cell of guinea pig. Potential use in hearing loss and balance disorders.

- Journal of Neuroscience June 2003

Proposed Merger of GenVec and Diacrin

•	Announced April 15, 2003	•	Expected closing 3Q03 subject to shareholder approval

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Combined Company

• Develop TNFerade™
• Expand vaccine business
• Form product partnerships
• Operating horizon into 2006

GenVec		Diacrin
•	Strong clinical pipeline	•	$43 million in cash as of 3/31/03
•	Growing vaccine business +	•	Product candidate for heart disease
•	Proprietary technology and production know-how	•	Manufacturing facility and quality infrastructure

GenVec, Inc.

Stand Alone Projections - 2003

•                  Anticipated Revenues - $10 million (existing contracts)

•                  Expected Cash Burn — 1H 2003: $10 million

•                  Restructuring Program announced in 2Q 2003

•                  Expected Cash Burn — 2H 2003: $5 to $6 million

•                  Active partnering discussions around therapeutic products and vaccine programs

GenVec: Next Steps

•                  Establish dose and route of administration of TNFerade™ for randomized, controlled clinical trial(s)

•                  Complete ongoing Phase I trial of AdPEDF

•                  Establish partnerships to advance development of our therapeutic products

•                  Advance vaccine candidates in all four programs

•                  Expand our vaccine business

GENVEC

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